Exhibit 99.1

Volvo: Mack Launches New Truck in Construction Segment

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 24, 2007--AB Volvo's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) subsidiary Mack Trucks, Inc is launching a new truck model in the construction segment, the TerraPro(TM) Cabover. Mack holds a leading position in the US as a supplier of trucks in this segment. The model is a further development of Mack's popular MR series and is adapted specially for handling concrete pumping.

TerraPro(TM) Cabover is being launched in conjunction with the opening of the World of Concrete trade show in Las Vegas. The new model offers customers a new driver environment designed with a focus on comfort and productivity.

The new driver environment includes an ergonomic seat, spacious driver cab, effective climate-control system, easily accessible instrument and control panel and substantial storage space. Major emphasis was placed on reducing noise levels and the vibrations that arise during work operations.

TerraPro(TM) Cabover is equipped with an 11-liter MP7 engine that is approved in accordance with the EPA 07 emissions standard and is available in the 325 to 405 hp classes. The 13-liter MP8 engine is an alternative, which is also approved in accordance with EPA 07, available in the 415 to 485 hp classes.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49